Semiannual as of June 30, 2000
NSAR
77. C

At a Special Meeting of Shareholders held on April 13, 2000 such shareholders voted for the following proposals:


1. That with respect to the Harris Oakmark Mid Cap Value Series the new proposed Subadvisory Agreement between NEIM and Harris Associates, L.P. is hereby approved.

For                Against               Abstain            Total
801,189            36,702                47,156             885,047

2. That with respect to the Harris Oakmark Mid Cap Value Series the change of classification of the Series under the 1940 Act from diversified to non-diversified is hereby approved.

For                Against               Abstain            Total
785,212	           47,561                52,274             885,047